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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

GENSET
(Name of Subject Company)

GENSET
(Name of Person Filing Statement)

Ordinary Shares, Nominal Value € 3.00 per share
American Depositary Shares, Each Representing One-Third of One Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Malcolm Bates
General Counsel
Genset
24, rue Royale
75008 Paris, France
(33) 1.55.04.59.00
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
 Manuel A. Orillac, Esq.
Shearman & Sterling
114, avenue des Champs-Elysées
75008 Paris, France
(33) 1.53.89.70.00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Genset with the Securities and Exchange Commission (the "Commission") on July 16, 2002, as amended by Amendment No. 1 filed with the Commission on August 21, 2002 and Amendment No. 2 filed with the Commission on September 3, 2002 (the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer by Serono France Holding S.A. (the "Purchaser"), a wholly-owned subsidiary of Serono S.A. The above-referenced tender offer is disclosed in a Tender Offer Statement on Schedule TO, which was filed by the Purchaser and Serono S.A. with the Commission on July 16, 2002 (as amended, the "Schedule TO"), and is made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated July 16, 2002 and filed as Exhibit 99(a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal and Forms of Acceptance (which, as they may be amended and supplemented from time to time, constitute, together with the Offer to Purchase, the "U.S. Offer"). Capitalized terms used but not defined in this Amendment No. 3 have the meaning ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph:

        "On September 23, 2002, Serono and Genset issued a press release announcing the successful results of the Offers and the reopening of the U.S. Offer for a subsequent offering period, which will remain open until 12:00 noon, New York City time, on Thursday, October 31, 2002. During the subsequent offering period, Shares, ADSs and OCEANEs held by U.S. residents may be tendered on the same terms as those of the U.S. Offer, at the U.S. dollar equivalent, based on the exchange rate applicable at the time the funds are received by the receiving agent for conversion of payment, of €9.75 per Share, €3.25 per ADS, and €102.64 per OCEANE. Shares, ADSs and OCEANEs that are tendered during the subsequent offering period may not be withdrawn. All Warrants were tendered during the first offering period.

        The full text of the joint press release is filed as Exhibit (a)(7) to this Amendment and is incorporated by reference in its entirety."

Item 9. Exhibits.

        The following exhibit is added to Item 9 of the Schedule 14D-9:

        (a)(7)    Joint Press Release issued by Serono and Genset on September 23, 2002.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARC VASSEUR Marc Vasseur Chairman and Chief Executive Officer

Dated: September 23, 2002

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  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE